Exhibit D-7.2

                              STATE OF CONNECTICUT

[seal]

                      DEPARTMENT OF PUBLIC UTILITY CONTROL
                              TEN FRANKLIN SQUARE
                             NEW BRITAIN, CT 06051



DOCKET NO. 99-03-43 APPLICATION   OF  NEW  ENGLAND  POWER   COMPANY   CONCERNING
                    ACQUISITION BY THE NATIONAL GRID GROUP



                                 June 30, 1999

                        By the following Commissioners:

                                  Glenn Arthur
                               Linda Kelly Arnold
                                Donald W. Downes



                                    DECISION

I.   INTRODUCTION

A.   APPLICANT'S PROPOSAL

     By application dated March 31, 1999 (Application), New England Power Company (NEP or Company), requests that the Department of Public Utility Control (Department) either (1) confirm that Department approval is not required for the acquisition of NEP's parent, New England Electric System (NEES), by The National Grid Group plc (National Grid), or (2) if such Department approval is needed, approve such acquisition. By virtue of NEP's ownership in Millstone Unit No. 3 located in Connecticut, NEP, pursuant to the General Statutes of Connecticut (Conn. Gen. Stat.) ss.16-1(4), is a public service company for all purposes of Title 16 of the Conn. Gen. Stat.

B.   CONDUCT OF THE PROCEEDING

     There is no statutory requirement for a hearing and none was held.

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Docket No. 99-03-43                                                       Page 2


C.   PARTIES AND INTERVENORS

     New England Power Company, 25 Research Drive, Westborough, Massachusetts 01582; The National Grid Group plc, National Grid House, Kirby Corner Road, Coventry CV4 8JY, United Kingdom; and the Office of Consumer Counsel, Ten Franklin Square, New Britain, Connecticut 06051, were recognized as parties to this proceeding.

II.  APPLICANT'S EVIDENCE

     NEP requests that the Department either (1) confirm the understanding of NEP that the acquisition of NEP's parent, NEES, by National Grid (Acquisition) does not require the approval of the Department; or (2) approve the Acquisition if the Department concludes such approval is required. National Grid has agreed to acquire all of the common shares of NEES, a registered holding company, pursuant to a Merger Agreement dated December 11, 1998.

     NEES is a registered public utility holding company headquartered in Massachusetts. Its subsidiaries are engaged in the transmission and distribution of electricity and the marketing of energy commodities and services. The electricity delivery companies serve approximately 1.3 million customers in Massachusetts, Rhode Island and New Hampshire. NEES does not directly own any generating or transmission assets located in Connecticut. Application, p. 1.

     NEP is a foreign electric company, as defined in the Conn. Gen. Stat. ss.16-246a. Pursuant to the provisions of Conn. Gen. Stat. ss.16-246c(c), NEP constitutes an electric company and public service company within the meaning of Conn. Gen. Stat. ss.16-1 by virtue of minority ownership interest in Millstone Unit No. 3, a nuclear generating asset located in Waterford, Connecticut. Id.

     National Grid is a holding company incorporated in England and Wales. It owns all the shares of The National Grid Company plc, a corporation that is the world's largest privately-owned, independent electric transmission company. The National Grid Company owns, operates and maintains the high voltage network in England and Wales that connects power stations with distribution networks. The National Grid Company is also responsible for scheduling and dispatching generation to meet demand and manages and controls the software systems to do so. Additionally, The National Grid Company owns and operates interconnectors that enable electricity to be transferred between the England and Wales market and Scotland and France. Application, p. 2.

     The Company admits that because of NEP's status as a foreign electric company and NEES status as a holding company parent, Conn. Gen. Stat. ss.16-47 may be applicable. As provided under ss.16-47(c):

     [N]o corporation, association . . . or person shall take any action that causes it to become a holding company with control over a gas, electric, electric distribution . . . or community antenna television company engaged in the business of supplying service within this state . . . or acquire, directly or

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Docket No. 99-03-43                                                       Page 3


     indirectly, control over such a holding company, without first making written application to and obtaining the approval of the department.

The Company argues that neither NEES nor NEP engages in the business of supplying service within the state; therefore, the requirements of approval under Conn. Gen. Stat. ss.16-47 do not apply. Id.

     The  second  statute   potentially   applicable  to  the  proposed   merger
transaction is Conn. Gen. Stat. ss.16-43, which provides that:

     [A] public service company shall obtain the approval of the Department to directly or indirectly (1) merge, consolidate or make common stock with any other company, or (2) sell, lease, assign . . . or otherwise dispose of any essential part of its franchise, plant equipment or other property necessary or useful in the performance of its duty to the public.

The Company argues that since the proposed transaction does not involve NEP, the public service company, but NEES, a registered utility holding company parent, the provisions of Conn. Gen. Stat. ss.16-43 do not apply. However, the Company admits that it could be argued that the phrase "directly or indirectly" in the opening section of that statute covers the acquistion of a holding company that owns a public service company. Application, p. 3.

     The proposed transaction is subject to approval by the Securities and Exchange Commision (SEC), among other agencies, and the SEC has requested a statement from the Massachusetts Department of Telecommunications and Energy
(MDTE) that the MDTE will have, after the merger, adequate authority and resources to protect customers subject to the MDTE's jurisdiction and will continue to exercise that authority. Jesanis PFT, p. 10. Additionally, the proposed transaction is being scrutinized by the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and the state utility regulatory agency of the State of Vermont. A representation of no net harm to customers is required in New Hampshire. The proposed transaction also requires a Hart Scott Rodino filing with the U.S. Justice Department.1 Finally, although no formal approval is required by the MDTE, it is reviewing the proposed transaction and intends to exercise its authority. Application, pp. 3 and 4.

     Enclosed with the Application is a copy of the informational filing to the MDTE by NEES and National Grid, dated March 8, 1999, with accompanying testimony and supporting exhibits (MDTE Filing). Copies of the Merger Agreement between NEES and National Grid were included in this filing.

III. DEPARTMENT ANALYSIS

     The Department has reviewed NEP's request for any necessary authorization to proceed with the acquisition of its parent holding company, NEES by National Grid, to


--------
1 The Hart-Scott-Rodino Antitrust Improvement Act of 1976, PUB. L. 94-435, Sept. 30, 1976, requires a filing with the Federal Trade Commission and Assistant Attorney General prior to the subject acquisition. 15 U.S.C. ss.18a.


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Docket No. 99-03-43                                                       Page 4


determine if prior approval by the Department is required. By virtue of NEP's minority ownership interest in Millstone Unit No. 3 located in Connecticut, NEP is defined as an "electric company" and "public service company" under Conn. Gen. Stat. ss.16-43. Conn. Gen. Stat. ss.16-246c(c) allows for the waiver of:

     [T]he requirements of ss.16-43 with respect to any borrowings or the issuance of any notes, bonds or other evidences of indebtedness or securities of any nature, upon determination that authority over such borrowing or issue has been exercised by the state of domicile of such foreign electric company.

Conn. Gen. Stat. ss.16-246c(c) does not empower the Department to grant a waiver with regard to NEP's proposal for the acquisition of its parent holding company.

     The Company argues that the Department does not have jurisdiction under either Conn. Gen. Stat. ss.ss. 16-47 or 16-43 because: (1) neither NEP nor NEES engage in the business of supplying service within the state as required for Department jurisdiction to apply under ss.16-47; and, (2) since the transaction proposed does not involve NEP, the public service company, but NEES, the utility holding company parent, the provisions of ss.16-43 do not apply. Application, pp. 2-3. The Department agrees that it does not have jurisdiction over this transaction under ss.16-47. However, the Company admits, and the Department agrees, that since the transaction proposed does indirectly involve NEP, the public service company, Conn. Gen. Stat. ss.16-43 arguably may apply. The Department determines that it does have jurisdiction under ss.16-43.

     The Department has reviewed NEP's application, including the MDTE Filing, and finds that the proposed transaction will not adversely affect electric service in Connecticut. NEP and NEES have no ratepayers in Connecticut and are regulated by the jurisdiction of Massachusetts, where they are domiciled. The acquisition of NEES by National Grid would not affect Connecticut ratepayers. Therefore, under Conn. Gen. Stat. ss.16-43, the Department approves NEP's request for the acquisition of NEES by National Grid, subject to the Company's compliance with all the requirements by the SEC and by MDTE, which intends to exercise authority over the proposed transaction.

IV.  FINDINGS OF FACT

1. National Grid has agreed to acquire all of the common shares of NEES, the parent holding company of NEP.

2. NEP has a minority ownership interest in Millstone Unit No. 3 located in Waterford, Connecticut.

3. Neither NEP nor the parent holding company, NEES, engage in the business of supplying service within Connecticut.

4. NEP provided the Department with a copy of the informational filing by NEES and National Grid dated March 8, 1999, filed with the MDTE.

5.   NEP has no ratepayers in Connecticut.

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Docket No. 99-03-43                                                       Page 5


V.   CONCLUSION AND ORDER

A.   CONCLUSION

     Pursuant to Conn. Gen. Stat. ss.16-43, the Department approves NEP's request for the acquisition of NEES by National Grid. The sale of NEP's parent holding company to National Grid would have no adverse impact on electric service or ratepayers in Connecticut. The Department's approval is subject to the Company's compliance with all the requirements by the SEC and by MDTE, which intends to exercise authority over the proposed transaction.

B.   ORDER

1. NEP shall file with the Department any decisions issued by the MDTE relating to the merger of the holding companies that are subject of the instant docket within 30 days after each decision becomes available.

DOCKET NO. 99-03-43 Application   of  New  England  Power   Company   Concerning
                    Acquisition by The National Grid Group

This Decision is adopted by the following Commissioners:




                            Glenn Arthur


                            Linda Kelly Arnold


                            Donald W. Downes








                             CERTIFICATE OF SERVICE

     The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.





                                                                 July 01, 1999
                        --------------------------------------   --------------
                        Louise E. Rickard                        Date
                        Acting Executive Secretary
                        Department of Public Utility Control